April 10, 2025

Xiangge Liu
Chairman, Chief Executive Officer and Chief Financial Officer
BEST SPAC I Acquistion Corp.
701, 7/Floor
United Building
17-19 Jubilee Street
Hong Kong

       Re: BEST SPAC I Acquistion Corp.
           Registration Statement on Form S-1
           Filed March 28, 2025
           File No. 333-286237
Dear Xiangge Liu:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 28, 2025
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Recent Accounting Pronouncements, page F-12

1. We note your disclosure that Company's management does not believe that the adoption of ASU 2023-07 will have a material impact on the audited financial statements and disclosures. Please tell us how the Company considered the additional reportable segment disclosure requirements of ASU 2023-07. Please advise or revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 10, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Benjamin Holt at 202-551-6614
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Giovanni Caruso